UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
–––––––
FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010

OR

☐   TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number   1-10233

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNETEK FLEXCARE PLUS RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAGNETEK, INC.
N49 W13650 Campbell Drive

Menomonee Falls, Wisconsin  53051

(Address of principal executive offices)

(262) 783-3500

(Registrant’s telephone number, including area code)

Contents

Magnetek FlexCare Plus Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule

Supplemental Schedules
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	Pg. 12
Signature	Pg. 13
Exhibit	Pg. 14

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee and the Participants
of Magnetek FlexCare Plus Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Magnetek FlexCare Plus Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as listed in the accompanying Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP
Milwaukee, Wisconsin
June 23, 2011

Contents

Magnetek FlexCare Plus Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets
Investments - at fair value	$34,987,799	$34,685,130
Notes receivable from participants	285,433	200,793
Contributions receivable:
Participant	-	7,359
Company	-	2,842
Total contributions receivable	-	10,201
Net assets available for benefits, at fair value	35,273,232	34,896,124

Adjustments from fair value to contract value for
fully benefit-responsive investment contracts (Note 2)	28,511	348,750

Net assets available for benefits	$35,301,743	$35,244,874

See accompanying notes to financial statements

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Magnetek FlexCare Plus Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2010 and 2009

	2010	2009
Additions:
Investment Income:
Interest and dividends	$613,718	$509,019
Net appreciation in fair value of investments	3,079,132	4,059,989
Total investment income	3,692,850	4,569,008
Interest on notes receivable from participants	12,629	7,241
Contributions:
Participant	1,044,155	1,136,915
Company	-	260,936
Total contributions	1,044,155	1,397,851
Total additions	4,749,634	5,974,100

Deductions:
Benefits paid to participants	4,627,904	2,750,404
Administrative expenses	64,861	59,394
Total deductions	4,692,765	2,809,798

Net increase	56,869	3,164,302

Net assets available for benefits:
Beginning of year	35,244,874	32,080,572
End of year	$35,301,743	$35,244,874

See accompanying notes to financial statements

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Magnetek FlexCare Plus Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

1. Description of the Plan

The following description of the Magnetek FlexCare Plus Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Magnetek, Inc. (the “Company”). The Plan is subject to Section 401(k) of the Internal Revenue Code (the “Code”) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

The Plan allows newly hired eligible employees to participate on the first day of the pay period subsequent to performance of one hour of service for the Company. Newly hired employees are automatically enrolled in the Plan; however, no eligible employee shall be automatically enrolled until the eligible employee has received notice of the procedure for making contribution elections and has been given a reasonable period in which to make an election.

Contributions

Each year, participants may contribute up to 16% of eligible pre-tax annual compensation and up to an additional 10% of eligible after-tax annual compensation as a supplemental contribution, as defined in the Plan document. Total contributions may not exceed 20% of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Under current Plan provisions, the Company has historically contributed 50% of the first 6% of the participant’s basic contributions as a matching contribution. Additional amounts may be contributed at the option of the Company’s Board of Directors.

After receiving proper notification, automatically enrolled eligible employees begin making before-tax contributions to the Plan in an amount of 3% of their pay. If an automatically enrolled employee does not wish to participate in the Plan, the employee may disenroll electronically, making such an election with JPMorgan Chase Bank (“JPMorgan”), the Trustee.  Effective January 1, 2010, the Company suspended the matching contributions in response to business conditions.  The Company matching contributions were reinstated at 50% of the first 6% of participant’s basic contributions, effective January 1, 2011.

Participants have the ability under the Plan to direct their contributions into a number of investment options offered by the Plan.  Participants may also choose an investment advisor option wherein ProManage, Inc. (“ProManage”) directs the allocation of the balance in the individual participant’s account among the various investment options offered by the Plan.  Participants can opt out of the ProManage program or change their investment options at any time through the Trustee.

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Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment results, and is charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on completed years of service as follows:

Years of Service	Vested Percentage

Less than one year	0%
One	20%
Two	40%
Three	60%
Four	80%
Five or more years	100%

All employees are fully vested upon attaining age 65, death or disability, or upon the termination or discontinuation of the Plan.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to restore accounts for employees who are rehired, to pay Plan fees and expenses or to decrease supplemental Company contributions, if any. Forfeited nonvested accounts totaled approximately $44,000 and $2,000 as of December 31, 2010, and 2009, respectively.    For the year ended December 31, 2009, forfeited nonvested accounts totaling approximately $154,000 were used to reduce Company contributions.  For the year ended December 31, 2010, there were no Company contributions.

Payment of Benefits

Following termination of service, if the participant’s vested account balance is less than $1,000, the participant must take a lump-sum distribution of their vested account balance.  Otherwise, the participant may elect to receive a distribution of their vested account balance at any time.

Participants may withdraw all or part of their after-tax contributions or earnings thereon only once in any 12-month period. In the event of financial hardship, there are provisions in the Plan, subject to limitations, which will permit an active participant to withdraw before-tax contributions and related earnings.

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If a participant’s employment is terminated due to death, disability or retirement, the participant or his or her beneficiary is entitled to a distribution of the entire balance in his or her account.

If a participant’s employment is terminated for a reason other than those stated above, the participant forfeits the nonvested portion of the Company contributions of his or her account.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $250 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan repayment terms may be for a period not to exceed five years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate published in the Wall Street Journal at the time the loan is processed, plus 2%. A participant may have only one outstanding loan at any given time. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

The Plan pays administrative fees to the Trustee. Other administrative expenses, such as legal and accounting expenses, are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The Plan’s investment in the JP Morgan Stable Value Fund (the “Stable Value Fund”), a common collective trust fund, consists of benefit-responsive investment contracts. Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents contributions made under the contract, plus earnings (accrued interest), less participant withdrawals and administrative expenses. The Statements of Net Assets Available for Benefits present the fair value of the investment in the Stable Value Fund as well as the adjustment from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis.

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ASC Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Stable Value Fund

The Stable Value Fund invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions, other investment products (synthetic GICs and collective investment trusts) with similar characteristics, US treasury securities and cash and cash equivalents.

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The Stable Value Fund investment contract provides that the Plan may make withdrawals at contract value for benefit-responsive requirements. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Notes Receivable from Participants

In September 2010, the Financial Accounting Standards Board (“FASB”) released Accounting Standards Update (“ASU”) 2010.25, Reporting Loans to Participants by Defined Contribution Pension Plans.  The ASU clarifies how loans to participants should be classified and measured by defined contribution benefit plans.  Participant loans were previously classified as investments at fair value.  The ASU requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  As required under the ASU, the Plan has retrospectively adopted the ASU as of December 31, 2009.

The adoption of the ASU impacted the classification of participant loans on the statements of net assets available for benefits, but had no impact on net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.  There were no benefit payments requested and unprocessed as of December 31, 2010 and 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts previously reported have been reclassified to conform to the current presentations.

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Subsequent Events

Management has evaluated the impact of all subsequent events through June 23, 2011, the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

3. Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2010	2009
JPMorgan Stable Value Fund	$9,590,038	$9,864,053
JPMorgan Equity Index Fund	5,950,068	-
American Century Funds:
Equity Index Fund	-	5,503,967
Heritage Fund	3,528,021	3,216,740
Small Cap Value Fund	3,446,676	3,221,759
Inflation Protected Bond Fund	2,063,386	2,099,716
PIMCO Total Return Fund	3,818,796	4,172,004
First Eagle Funds - Overseas Fund	2,559,303	2,705,643
Eaton Vance Large Cap Value Fund	2,338,116	2,310,732

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31,
	2010	2009
Mutual funds	$3,094,962	$4,132,573
Magnetek, Inc. common stock	(15,830)	(72,584)
Total appreciation in fair value of Plan investments	$3,079,132	$4,059,989

4. Fair Value Measurements

The valuation methodologies used for the Plan’s investments measured at fair value are as follows.  There have been no changes in the methodologies used during the years ended December 31, 2010 and 2009.

Magnetek, Inc. common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

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Mutual funds: Valued at net asset value of shares held by the Plan at year end.

Common collective trust fund (JPMorgan Stable Value Fund): Valued at fair value, based on information provided by the issuer of the common collective trust fund, by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer of the specific instruments held by the fund at year end.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009:

Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Magnetek, Inc. common stock	$169,849	$-	$-	$169,849
Mutual funds	25,227,912	-	-	25,227,912
Common collective trust fund	-	9,590,038	-	9,590,038
Total investments - at fair value	$25,397,761	$9,590,038	$-	$34,987,799

Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Magnetek, Inc. common stock	$141,122	$-	$-	$141,122
Mutual funds	24,679,955	-	-	24,679,955
Common collective trust fund	-	9,864,053	-	9,864,053
Total investments - at fair value	$24,821,077	$9,864,053	$-	$34,685,130

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 15, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there were no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

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6. Transactions with Parties-in-Interest

JPMorgan Chase Bank is the Plan trustee, and JPMorgan Retirement Plan Services, an agent of JPMorgan Chase Bank, is the depository for the Plan’s assets and invests funds in accordance with the Trust Agreement.  The Plan Administrator is the Magnetek, Inc. Savings Plan Committee. Transactions with parties-in-interest include purchases and sales of assets through the Trustee, the Plan’s investment in Magnetek, Inc. common stock, contributions from the Company and fees paid to the Trustee.

7. Reconciliation of Financial Statements to Form 5500, Schedule H

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the net assets reported on line 1(l) of the 2010 Form 5500 Schedule H, Part I:

	December 31,	December 31,
	2010	2009
Net assets available for benefits as reported
in the financial statements	$35,301,743	$35,244,874

Adjustment from contract value to fair value for investment
relating to fully benefit-responsive investment contracts	(28,511)	(348,750)

Net assets as reported on Form 5500	$35,273,232	$34,896,124

The following is a reconciliation of the total additions to Plan assets as reported in the financial statements to the total income reported on line 2(d) of the 2010 Form 5500, Schedule H, Part II:

Year Ended
December 31,
2010
Total additions to Plan assets as reported in the financial statements	$4,749,634

Adjustment from contract value to fair value for investment
relating to fully benefit-responsive investment contracts	320,239

Total income as reported on Form 5500	$5,069,873

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Supplemental Schedule

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Magnetek FlexCare Plus Retirement Savings Plan
EIN:  95-3917584   Plan:  003
Form 5500, Schedule H, Part IV, Line 4i –Schedule of Assets (Held at End of Year)
December 31, 2010

		Description of Investment, Including
Identity of Issue, Borrower,		Maturity Date, Rate of Interest,	Current
Lessor or Similar Party		Collateral, Par or Maturity Value	Value

*	JPMorgan Chase	JPMorgan Stable Value Fund	$9,590,038
*	JPMorgan Chase	Equity Index Fund	5,950,068
	PIMCO	Total Return Fund	3,818,796
	American Century Investments	Heritage Fund	3,528,021
	American Century Investments	Small Cap Value Fund	3,446,676
	First Eagle Funds	Overseas Fund	2,559,303
	Eaton Vance	Large Cap Value Fund	2,338,116
	American Century Investments	Inflation Protected Bond Fund	2,063,386
*	JPMorgan Chase	International Equity Index Fund	1,523,546
*	Magnetek, Inc.	Common Stock	169,849
*	Various	Notes receivable from participants; rates ranging
		between 4.00% and 9.25%, due 2011 to 2015	285,433
	Total assets (held at end of year)		$35,273,232

*Party-in-interest as defined by ERISA.

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SIGNATURE

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized:

MAGNETEK FLEXCARE PLUS RETIREMENT SAVINGS PLAN

By:	/s/ MARTY J. SCHWENNER
VICE-PRESIDENT & CHIEF FINANCIAL OFFICER

Date: June 23, 2011

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Exhibit Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Baker Tilly Virchow Krause, LLP